Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

Aerofarms
Aerofarms CEO David Rosenberg Joins The Watch List
Monday, March 29th, 2021, 1:00 PM Eastern

CORPORATE PARTICIPANTS Nicole Petallides – Host David Rosenberg - CEO, Aerofarms

PRESENTATION

Nicole Petallides: Welcome back to The Watch List. I'm Nicole Petallides. A vertical farming company, it’s one of the latest that's going public via SPAC here. David Rosenberg's with us Co-Founder CEO Aerofarms. joining me now. So as we talk about your collaboration, right, this SPAC going public through the NASDAQ, how much growth can you expect? I mean, I already see here that Aerofarms Dream Green brand wins at retail, “Great tasting leafy green products,” Whole Foods, Baldor, ShopRite, Amazon Fresh, Fresh Direct, and you've already experienced over 500% growth 2019 to 2020. Congratulations to you. It's a great start. Pretty amazing, now what?

David Rosenberg: (INAUDIBLE) and thank you, Nicole. This is the product that sold in those places that means leafy greens today, it’s products like berries, and tomatoes, and we're using our platform for even the pharmaceutical application, people don't realize how much of what we interact with every day is plant-based. So also, we're working on genetics. But to answer your question, we're now growing regionally, so everyone has access to fresh, great tasting foods 365 days a year, and regionally being in the U. S., we're opening ground on two projects in April, one in the United Arab Emirates, one in Virginia, expanding there and then expanding, like I said, with other crops.

Nicole Petallides: So tell me about--before I get to some of the details, I love that you showed us some of the things you have there. So Aerofarms went public on the NASDAQ via SPAC. So what ticker symbols are we looking for? Are we going to receive changing ticker symbols over time when the deal really closes?

David Rosenberg: So today, people could buy our stock at SV, Spring Valley, which is the SPAC. And then in about the first week of July, we switch over to our Aerofarms ticker, which is a ARFM, ARFM, switching that. And right now we're certainly ready for that moment, our infrastructure’s in place, we're ready to grow.

Nicole Petallides: Ah, and when you talk about what you're doing, you generate yielding 390 times greater versus field farming. So you're growing without all the elements, and you don't even need pesticides, right?

David Rosenberg: Yeah, a couple points there, one is we--that we grew up that in 14 days. Typically in a field a plant is grown in 40 days, in a greenhouse 30 days. We're able to take the same seed, just give it what it wants environmentally, the right temperature, humidity, pH, so it gets what it wants when it wants, and how it wants it. So not only grows fast, but it grows the like best quality. So we're really competing on taste and texture, and not only those 14 days, but then we stack 12 to 14 levels high, and then we control the seasonality. So we have 26 harvests a year, versus about three in the field. There's a lot of data science, data analytics, we take—we call those 26 learnings a year.

So every time we grow, we learn through data analytics, or thousands of sensors in this farm behind me. We learn, we understand plant biology better, and we tie that with how to physically get the plant the elements they want like temperature, humidity, pH, nutrients, micronutrients, it's not sun, but its spectrum at different intensities and frequencies. So what spectrum of light optimizes photosynthesis plant growth, and my biggest surprise is we're competing on taste and texture. So when you try--your customers try our--your audience tries our arugula, they'll say, “This is the most peppery arugula.” When they try our kale, they'll say “Wow, this is the most tender kale, almost sweetest kale,” and they try our strawberries, an average strawberry has a Brix level that measures sugar of seven, ours typically have a Brix level of 11. That's not in supermarkets yet, but it will be. This is again part of building our platform to have broader impact in agriculture.

Aerofarms

Monday, March 29th, 2021, 1:00 PM Eastern

Nicole Petallides: So there's no doubt that your product is a wonderful one, particularly since you're feeding these seeds everything that they need, and these things are growing quickly, fast in a great way and the best way. So are you thinking about expanding what you have? I mean, I've heard about growing cannabis indoors. Is that on your list as well? Or what else is going to be on your agenda?

David Rosenberg: No comment today on the cannabis side. But what I will share is that we feel we could grow anything. It doesn't mean we grow everything. So what problems are we uniquely positioned to solve? And we've put a lot of time and attention into as a technology company into building our platform. So what that means is how do we move all these different environmental elements? How do we digitize, how do we put automation and we have automation in seeding harvest and cleaning packaging, how do we digitize both taking information from the farm as well as digitally controlling the farm whether it's here or the United Arab Emirate, and how do we grow other plants? So with strawberries, the problem we're working to solve is people should have a great strawberry 365 days a year. Too often people eat strawberries, and they're just not great. So that's one of the problems. With leafy greens, it's also pesticides. People think when they buy organic, they're getting pesticide free. No, it's typically organic pesticides. At Aerofarms, we sell with zero pesticides, not organic, but zero. So it's a much healthier product.

Nicole Petallides: Right.

David Rosenberg: So now we're expanding again, geographically, but then figuring out how to bring CapEx, OpEx down to grow berries. In applications like the pharmaceutical space, we're growing a plant to produce a protein that treats people that are highly symptomatic of COVID-19, that treats receptors in the heart. So the plant is essentially a bioreactor that produces the protein, and the protein is used as a therapeutic. So again, taking our platform and giving it--and applying it to broad applications, not just fruits and vegetables, but also the pharmaceutical space.

Nicole Petallides: You've received so many awards and so much attention for what a great company you're putting together here. So many numerous--which is to your credit. That being said, when we talk about organic, it sounds like your stuff is superb, and does organic even matter at this point? Because I mean, if you're doing what you need to do, what's the difference anymore?

David Rosenberg: Yeah. One of our customers ShopRite has positioned us in the past as “Beyond organic.” And it's not because it's organic pesticides, it's zero. So it's really a clean product. And people don't realize when you read “Triple washed” what that means. It means what it says you wash it three times, really to get off the pesticides, herbicides, fungicides, which I encourage when people buy our product, just don't even wash it, just eat it because there's nothing to wash off. It's the cleanest, freshest product you'll probably ever have. And it tastes great, and we're really focused on the technology not only growing great crops, but how do we constantly reduce CapEx/OpEx. We're a tech company, we have over 282 invention disclosures, 51 patents, patent pending--pending patents, as well as granted patents 45 trade secrets, we're constantly figuring out ways to grow plants, reducing CapEx reducing OpEx. So our unit economics today work really well in leafy greens, they're going to get better and better in leafy greens, and we're going to be able to apply it for other crops, like strawberries.

Nicole Petallides: I think this is tremendous, and I see where you're going, I see what you're trying to do. You're expanding, you're growing, you're putting out a product that seems amazing. And when I look at what you're doing, I see your background, even your U. S. fencing competition, I--you know, and you were a finalist at the World Cup, I just think someone like you is not going to give up until you make sure you get this right. And you know, so much of a company depends on a founder. And I know you're a Co-Founder, David. So I wish you continued success. We'll look for the ticker symbol change in July, as you said, and then come back and give us some updates. David Rosenberg Thank you.

David Rosenberg: Yeah, thank you. I mean this is--

Nicole Petallides: --the co-founder and CEO of Aerofarms. Tell me finish your thought.

David Rosenberg: This is what the world needs. You look at the macro picture just the world's lost 40--30% of its arable land in the last 40 years. Water, 70% of fresh water goes to agriculture, 70% of freshwater contamination comes from agriculture, we need a new paradigm of how we're going to feed our planet. We could grow a plant using as much as 95% less water. So I'm very optimistic for the future and committed to this success.

Nicole Petallides: David, thank you. Thanks very much--

David Rosenberg: --Okay. Thank you, very much.--

Nicole Petallides: Still ahead in the second half of the show, Stephanie Wikie (SP) standing by, we’re going to take close look at--

***

Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley intends to file the Proxy with the SEC, which will be distributed to holders of Spring Valley’s common stock in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley Stockholders with respect to the Proposed Transactions and other matters as described in the Proxy. After the preliminary Proxy has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy to its stockholders. Spring Valley Stockholders and other interested parties are urged to read the Proxy, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley Stockholders and other interested parties may obtain free copies of the preliminary Proxy and definitive Proxy (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley Stockholders and other interested persons should read the Proxy carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.